Exhibit (a)(1)(xiv)

Thank you for your submission of your election to participate in the Stock Option Exchange Program. We confirm with this email that we have accepted your election to participate and have canceled the Eligible Options you have properly tendered in connection with the Stock Option Exchange Program. Subject to the terms and conditions of the Stock Option Exchange Offer, you will receive Replacement Options as detailed in the Stock Option Exchange Offer.

No later than Monday, June, 8, you will be able to view and accept your Replacement Options on the Fidelity website (www.netbenefits.com). If you have any questions, please email it to optionexchange@dominos.com.